Exhibit 99.1

China Finance Online Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

BEIJING, May 17, 2021 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•	Net revenues grew 12.3% year-over-year to $9.8 million.
•	Gross margin increased to 69.1% from 63.8% in the same quarter of 2019 and 64.4% in the third quarter of 2020.
•

Revenues from the financial information and advisory business, accounted for 44.9% of the total revenues in the fourth quarter of 2020, increased by 99.9% year-over-year to $4.4 million, driven by the significant growth in investment advisory services.

•	Net loss attributable to China Finance Online was $5.6 million, compared with a net loss of $3.4 million in the fourth quarter of 2019.
•	In the 2020 China Robo-Advisor Industry report recently published by Tsinghua University, Lingxi Robo-Advisor ("Lingxi") was awarded the Top 10 Best Robo-Advisors for comprehensive strength.

Full Year 2020 Highlights

•	Net revenues increased by 12.7% to $40.0 million from $35.5 million in 2019.
•	Revenues from the financial information and advisory business grew 63.5% year-over-year and accounted for 43.6% of total revenues in 2020.
•	Net loss attributable to China Finance Online was $10.6 million, compared with a net loss of $11.3 million in 2019.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “During the fourth quarter of 2020, our revenues continued to grow, especially in the areas of financial information and advisory business, which drove the expansion of our overall gross margin. On a full year basis, our loss was narrowed year-over-year in 2020.”

Fourth Quarter 2020 Financial Results

Net revenues were $9.8 million, compared with $8.7 million during the fourth quarter of 2019. During the fourth quarter of 2020, revenues from financial services, the financial information and advisory business, traditional advertising business and enterprise value-added services contributed 27%, 45%, 17% and 10% of the net revenues, respectively, compared with 48%, 25%, 15% and 12%, respectively, for the corresponding period in 2019.

Revenues from financial services were $2.7 million, compared with $4.1 million during the fourth quarter of 2019. The year-over-year decrease in revenues from financial services was mainly due to reduced revenue from the equity brokerage business.

Revenues from the financial information and advisory business were $4.4 million, compared with $2.2 million during the fourth quarter of 2019. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers and financial advisory services. The year-over-year increase in revenues from the financial information and advisory business was mainly due to the fast-growing investment advisory services. During the fourth quarter, investment advisory services posted robust growth with an increase of 457.5% from the fourth quarter of 2019 and an increase of 39.2% from the third quarter of 2020.

Revenues from the traditional advertising business grew 20.3% to $1.6 million from $1.3 million in the fourth quarter of 2019. Revenues from enterprise value-added services were $1.0 million, compared with $1.0 million in the fourth quarter of 2019. Enterprise value-added services is a relatively new service that came out of our advertising business. Leveraging its accumulated large corporate data and research and increasing audience base online, China Finance Online provides professional communication services to companies listed on domestic or international markets to increase their visibility in the market.

Gross profit was $6.7 million, compared with $5.5 million in the fourth quarter of 2019, representing an increase of 21.7% year over year. Gross margin in the fourth quarter was 69.1%, compared with 63.8% in the fourth quarter of 2019 and 64.4% in the third quarter of 2020. The year-over-year and quarter-over-quarter increases in gross margin were mainly due to increased revenue contribution from investment advisory services which carry a higher gross margin.

General and administrative expenses were $4.6 million, compared with $4.7 million in the fourth quarter of 2019. The year-over-year decrease was mainly attributable to our further streamlining of the corporate managerial operations.

Sales and marketing expenses were $5.5 million, compared with $3.1 million in the fourth quarter of 2019. The year-over-year increase was mainly attributable to higher marketing expenses related to the investment advisory business.

Research and development expenses were $2.1 million, compared with $1.8 million in the fourth quarter of 2019. The year-over-year increase was mainly attributable to the reversal in the fourth quarter of 2019 of over-accrued R&D expenses in previous year.

Total operating expenses were $12.2 million, compared with $9.6 million in the fourth quarter of 2019. The year-over-year increase were mainly due to higher sales and marketing expenses.

Loss from operations was $5.5 million, compared with a loss from operations of $4.1 million in the fourth quarter of 2019 and a loss from operations of $1.9 million in the third quarter of 2020.

Net loss attributable to China Finance Online was $5.6 million, compared with a net loss of $3.4 million in the fourth quarter of 2019.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $2.44 for the fourth quarter of 2020, compared with fully diluted loss per ADS of $1.53 for the fourth quarter of 2019. Basic and diluted weighted average numbers of ADSs for the fourth quarter of 2020 were 2.3 million, compared with basic and diluted weighted average number of ADSs of 2.2 million for the fourth quarter of 2019. Each ADS represents fifty ordinary shares of the Company.

Full Year 2020 Financial Results

Net revenues in 2020 were $40.0 million, compared with $35.5 million in 2019.

Gross margin in 2020 was 64.2%, compared with 63.5% in 2019.

Loss from operations in 2020 was $11.2 million, compared with a loss from operations of $12.1 million in 2019.

Net loss attributable to China Finance Online in 2020 was $10.6 million, compared to a net loss of $11.3 million in 2019.

Fully diluted losses per ADS attributable to China Finance Online was $4.6 in 2020, compared with fully diluted loss of $4.9 in 2019.

Fourth Quarter Highlights

•	Lingxi Robo-Advisor recorded strong performance in the fourth quarter of 2020 and was awarded Top 10 Best Robo-Advisors for comprehensive strength

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. In 2020, Lingxi outclassed most of the peer Robo-Advisor products in the marketplace and outperformed the Shanghai Composite Index. The best strategy of Lingxi posted a return of 22.0% in 2020 while Shanghai Composite Index had a return of 7.9% in 2020. All strategies of Lingxi managed to control the annualized fluctuation under 10.0% in 2020 while the annualized volatility of Shanghai Composite Index reached 13.5% during the same period. In the fourth quarter of 2020, all strategies of Lingxi managed to control the expected annualized fluctuation under 8.5% while the expected annualized volatility of Shanghai Composite Index reached 24.0% during the same period. In the 2020 China Robo-Advisor Industry report recently published by Tsinghua University, Lingxi was awarded the Top 10 Best Robo-Advisors for comprehensive strength. The other winners are from among the largest financial institutions.

•	2020 Leading China Annual Forum

In December 2020, the Company hosted the “2020 Leading China Annual Awards” in Beijing. The key discussions were digital transformation of the financial industry, applications of fintech in wealth management, mutual funds, and pension finance. The conference is committed to promoting the long-term health of the financial industry in China and has received high recognition from financial regulators and institutions. There were senior government officials and over 1,100 professionals from nearly 300 financial institutions in attendance at the event.

•	Hurun Report Ranks China Finance Online among the Top 8 Most Influential Financial Media in China

In October 2020, the prestigious Hurun Institute awarded China Finance Online as a Top 8 Most Influential Financial Media in China. This new ranking is based on Hurun Institute’s research of leading Chinese financial media outlets’ public data, website unique visitors, social media followers and article readership. The Chairman of Hurun Institute and researcher-in-chief of the Hurun Report, Rupert Hoogewerf, commented: “In this fast-moving information age, credibility of information source is especially crucial. High-quality original content is the most important determining factor of a media’s competitiveness. This ranking list enables corporates to identify the most influential financial media in China.”

Recent Update

The Company announced that it plans to adopt a revised financial reporting schedule. Under the revised schedule, the Company will report its financial results semi-annually and annually instead of on a quarterly basis. The Company believes this change of reporting cycle will allow management to focus more closely on executing long-term strategies to achieve the Company’s long-term goals. The Company expects its next financial results announcement to be made in or before September 2021 for the first half of 2021 and every six months thereafter.

Change of the Board

The Company today announced that Mr. Jingming Zhao has been appointed as an independent director on the Board, effective as of May 10, 2021. Mr. Zhao will also serve on the audit committee, compensation committee and nominating and corporate governance committee of the Board. Mr. Jian Wang has resigned as an independent director due to personal career commitments, effective as of May 7, 2021. This resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Mr. Jingming Zhao, 49, has been the Founder and General Manager of Beijing Guotai Venture Capital Investment Co., Ltd. since March 2003. He has been the Chairman of the Board of Beijing Cashflowcap Asset Management Co., Ltd. since February 2013. Mr. Zhao graduated with a Bachelor of Engineering from Taiyuan University of Technology. Mr. Zhao obtained his Executive MBA degrees from School of Economics and Management of Tsinghua University and PBC School of Finance of Tsinghua University, respectively.

The Board is thankful for Mr. Wang’s long-term services and significant contributions to the Company and wishes him the best in his future endeavors. The Board welcomes Mr. Zhao and is confident that his experience and leadership will be of great value to the future success of China Finance Online.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about our ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uncertain condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Furthermore, we have recurring losses from operations and inability to generate sufficient cash flow to meet our obligations and sustain our operations, and face uncertainty as to the operational impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Dec. 31, 2020	Dec. 31, 2019
Assets
Current assets:
Cash and cash equivalents	6,155	9,600
Prepaid expenses and other current assets	3,175	2,413
Trust bank balances held on behalf of customers	34,309	36,987
Accounts receivable - margin clients	10,545	13,452
Accounts receivable - others	14,067	12,382
Short-term investments	—	1,147
Total current assets	68,251	75,981
Property and equipment, net	3,346	4,272
Acquired intangible assets, net	64	75
Equity investments without readily determinable fair value	1,241	1,605
Equity method investment, net	-	767
Right-of-use assets	2,073	3,988
Rental deposits	793	770
Goodwill	109	108
Guarantee fund deposits	219	218
Deferred tax assets	1,861	1,381
Total assets	77,957	89,165

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $12,326 and $8,061 as of December 31, 2020 and December 31, 2019, respectively)	13,157	8,855
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $7,370 and $5,068 as of December 31, 2020 and December 31, 2019, respectively)	16,626	14,400
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $2,351 and $2,110 as of December 31, 2020 and December 31, 2019, respectively)	34,309	36,987
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $338 and $185 as of December 31, 2020 and December 31, 2019, respectively)	4,025	6,741
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $525 and $1,604 as of December 31, 2020 and December 31, 2019, respectively)	1,727	2,243
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $56 and $44 as of December 31, 2020 and December 31, 2019, respectively)	86	177
Total current liabilities	69,930	69,403
Loan from third party	3,194	3,020
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of nil and nil as of December 31, 2020 and December 31, 2019, respectively)	114	151
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co.Limited of nil and nil as of December 31, 2020 and December 31, 2019, respectively)	12	15
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $236 and $741 as of December 31, 2020 and December 31, 2019, respectively)	68	1,448
Total liabilities	73,318	74,037
Total China Finance Online Co. Limited Shareholders' equity	15,359	25,156
Noncontrolling interests	(10,720)	(10,028)
Total liabilities and equity	77,957	89,165

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			The year ended
	Dec. 31, 2020	Dec. 31, 2019	Sep.30, 2020	Dec. 31, 2020	Dec. 31, 2019
Net revenues	9,752	8,686	10,701	40,033	35,519
Cost of revenues	(3,015)	(3,148)	(3,812)	(14,327)	(12,974)
Gross profit	6,737	5,538	6,889	25,706	22,545
Operating expenses
General and administrative (including share-based compensation of $150, $214, $177, $828 and $978 respectively)	(4,638)	(4,698)	(2,223)	(11,341)	(12,186)
Product development (including share-based compensation of $23, $4, $30, $114 and $62, respectively)	(2,110)	(1,821)	(2,023)	(8,109)	(9,144)
Sales and marketing (including share-based compensation of $20, $22, $18, $46 and $74, respectively)	(5,453)	(3,119)	(4,509)	(17,419)	(13,364)
Total operating expenses	(12,201)	(9,638)	(8,755)	(36,869)	(34,694)
Income (loss) from operations	(5,464)	(4,100)	(1,866)	(11,163)	(12,149)
Interest income	2	9	4	18	33
Exchange gain (loss), net	(123)	(143)	(78)	(227)	(134)
Loss on the interest sold and retained noncontrolling investment	—	—	—	—	(300)
Loss from equity investments without readily determinable fair value	(449)	—	—	(449)	—
Income (loss) from equity method investment	(775)	3	—	(775)	—
Other income (expense), net	407	(14)	350	1,063	23
Loss before income tax expenses	(6,402)	(4,245)	(1,590)	(11,533)	(12,527)
Income tax expense	365	357	(5)	183	(217)
Net loss	(6,037)	(3,888)	(1,595)	(11,350)	(12,744)
Less: Net loss attributable to the noncontrolling interest	(412)	(480)	(74)	(792)	(1,481)
Net loss attributable to China Finance Online Co. Limited	(5,625)	(3,408)	(1,521)	(10,558)	(11,263)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(231)	245	(76)	(126)	121
Other comprehensive income (loss), net of tax	(231)	245	(76)	(126)	121
Comprehensive loss	(6,268)	(3,643)	(1,671)	(11,476)	(12,623)
Less: comprehensive loss attributable to noncontrolling interest	(412)	(480)	(74)	(792)	(1,481)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(5,856)	(3,163)	(1,597)	(10,684)	(11,142)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic and Diluted	(0.05)	(0.03)	(0.01)	(0.09)	(0.10)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic and Diluted	(2.44)	(1.53)	(0.66)	(4.59)	(4.91)
Weighted average ordinary shares
Basic and Diluted	115,060,781	111,060,781	115,060,781	115,060,781	114,687,282
Weighted average ADSs
Basic and Diluted	2,301,216	2,221,216	2,301,216	2,301,216	2,293,746